Page 1 of 5 Pages

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           INNOVIR LABORATORIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.013 PAR VALUE
                         (Title of Class of Securities)


                                    457644106
                                 (CUSIP Number)

                            Mr. Francis M. O'Connell
                             Chief Financial Officer
                           VIMRX Pharmaceuticals Inc.
                        2751 Centerville Road, Suite 210
                           Wilmington, Delaware 19808
                                 (302) 998-1734

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 10, 1998
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ?

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                         (Continued on following pages)

                               (Page 1 of 5 Pages)










         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 457644106





NY:32798.1
--------------- ----------------------------------------------------------------
      1.        NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                VIMRX Pharmaceuticals Inc.  06-1192468
--------------- ----------------------------------------------------------------
      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                         (b)
--------------- ----------------------------------------------------------------
      3.        SEC USE ONLY
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      4.        SOURCE OF FUNDS

                WC See Item 3.
--------------- ----------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
--------------- ----------------------------------------------------------------
      6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
-------------------------- ----------- -----------------------------------------
                               7.      SOLE VOTING POWER
        NUMBER OF
                                       44,695,679
         SHARES

      BENEFICIALLY

      OWNED BY EACH

        REPORTING

       PERSON WITH
                           ----------- -----------------------------------------
                               8.      SHARED VOTING POWER

                                       0
                           ----------- -----------------------------------------
                               9.      SOLE DISPOSITIVE POWER

                                       47,195,679
                           ----------- -----------------------------------------
                              10.      SHARED DISPOSITIVE POWER

                                       0
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     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,695,679 See Item 5(a).

--------------- ----------------------------------------------------------------
     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES    X
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     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                80.1%
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     14.        TYPE OF REPORTING PERSON

                CO
--------------- ----------------------------------------------------------------

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Item 1.           Security and Issuer.

         The securities to which this Amendment No. 2 to Schedule 13D relate are shares of Common Stock, $.013 par value per share (the "Issuer Common Stock"), of Innovir Laboratories, Inc., a corporation organized under the laws of Delaware (the "Issuer"). The address of the Issuer's principal executive office is 510 East 73rd Street, New York, New York 10021.


Item 2.           Identity and Background.

         The person  filing this  statement  is VIMRX  Pharmaceuticals  Inc.,  a corporation organized under the laws of the State of Delaware ("VIMRX"). VIMRX is a biotechnology company comprised of a diverse portfolio of companies, technologies and compounds. The address of VIMRX's principal business and principal office is 2751 Centerville Road, Suite 210, Wilmington, Delaware 19808.

         During the last five years, VIMRX has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding VIMRX was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  3. Source and Amount of Funds or Other Consideration.

         During the period from February 19, 1998 through August 10, 1998, VIMRX paid the Issuer $5,000,000 from VIMRX's working capital to acquire 14,475,044 shares of Issuer Common Stock in 19 transactions each pursuant to an Agreement dated December 31, 1997 by and between VIMRX and the Issuer (the "Agreement"). In addition, in a separate transaction as of June 30, 1998, VIMRX cancelled certain loans and advances, aggregating $1,158,947 made to the Issuer over the period from December 2, 1997 to June 30, 1998, in consideration of the issuance to VIMRX of 3,973,533 shares of Issuer Common Stock. The price per share in the June 30, 1998 transaction was determined on the same basis as provided in the Agreement. See Item 6.

Item 4.           Purpose of Transaction.

         The 14,475,044 shares of Issuer Common Stock purchased pursuant to the Agreement from February 10, 1998 through August 10, 1998 were acquired by VIMRX to provide working capital necessary for Issuer's continuing operations. The 3,973,533 shares of Issuer Common Stock acquired on June 30, 1998 were acquired to improve the Issuer's financial position by relieving the Issuer of its obligation to repay the $ 1,158,947 in loans and advances.

Item 5.           Interest in Securities of the Issuer.

(a)     VIMRX  beneficially  owns  44,695,679  shares  of  Issuer  Common  Stock
        (including (i) 2,000,000 shares of Issuer Common Stock issuable upon exercise of warrants, 1,000,000 of which were issued to VIMRX by the Issuer in December, 1996 and 1,000,000 of which were issued to VIMRX by the Issuer in December, 1997, (ii) 9,500,000 shares of Issuer Common Stock acquired from the Aries Fund, a Cayman Island Trust and the Aries Domestic Fund, L.P. a Delaware limited partnership (collectively, the "Aries Funds") in December, 1996, (iii) 1,000,000 shares of Issuer Common Stock acquired upon the exercise by VIMRX of warrants in August, 1997, such warrants having been issued to VIMRX by the Issuer in December, 1996, (iv) 8,666,666 shares of Issuer Common Stock acquired by VIMRX upon the conversion by VIMRX of 8,666,666 shares of Issuer Preferred Stock issued to VIMRX by the Issuer in December, 1996, (v) 5,080,436 shares of Issuer Common Stock purchased pursuant to the Agreement in December, 1997, (vi) 14,475,044 shares of Issuer Common Stock purchased pursuant to the Agreement from February 19, 1998 through August 10, 1998, and (vii) 3,973,533 shares of Issuer Common Stock issued as of June 30, 1998 upon cancellation of $1,158,947 in loans and advances), representing approximately 80.8% of the outstanding shares of Issuer Common Stock based upon the 55,279,502 shares of Issuer Common Stock outstanding (including the 2,000,000 warrants for the purchase of Issuer Common Stock held by VIMRX). In addition, VIMRX holds a proxy to vote 2,500,000 shares of Issuer Common Stock owned by the Aries Funds (beneficial ownership of such shares is disclaimed by VIMRX).

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(b) VIMRX has sole power to vote or to direct the vote of 47,195,679 shares of Issuer Common Stock and has sole power to dispose of or direct the disposition of 44,695,679 of such shares.

(c) During the past 60 days, VIMRX purchased 13,761,214 shares of Issuer Common Stock , 5,080,436 of which were purchased in the June 30, 1998 debt cancellation transaction and the remainder of which were purchased pursuant to the Agreement.

(d)      Not applicable.

(e)      Not applicable.

Item     6.       Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Pursuant to the Agreement, the Issuer had the contractual ability to require VIMRX to purchase from the Issuer up to $5,000,000 worth of Issuer Common Stock at a purchase price equal to the lower of (i) the average closing bid price per share of Issuer Common Stock during the fifteen (15) days preceding the purchase and (ii) $1.30. As of August 10, 1998, VIMRX has purchased all Issuer Common Stock required to be purchased by it under the Agreement.

Item     7.       Material to be filed as Exhibits.

         None.

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Date: August 14, 1998




                                                VIMRX PHARMACEUTICALS INC.


                                                By:    /s/ Francis M. O'Connell
                                                       Francis M. O'Connell
                                                       Vice President, Finance